Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232308

HARTMAN vREIT XXI, INC.

SUPPLEMENT NO. 4 DATED DECEMBER 18, 2020
TO THE PROSPECTUS DATED JULY 27, 2020

This document supplements, and should be read in conjunction with, our prospectus dated July 27, 2020, relating to our offering of up to $185,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 4 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose the following:

1. Net Asset Value (NAV) determination as of September 30, 2020; and
2.Updated selling price of Class A, T, S and I common shares subsequent to recent NAV determination.

Net Asset Value determination as of September 30, 2020

On December 10, 2020, our board of directors determined an estimated net asset value (“NAV”) per share of our Class A, Class S, Class I and Class T common stock of $10.24 per share as of September 30, 2020.

In determining the estimated NAV per share, our board relied upon information contained in a report, or the valuation report, provided by our advisor, the recommendation of the audit committee of our board and our board’s experience with, and knowledge of, our real property and other assets as of September 30, 2020. The objective of our board in determining the estimated NAV per share of our common stock was to arrive at a value, based on recent, available data, that our board believed was reasonable based on methods that it deemed appropriate after consultation with our advisor and the audit committee. In preparing the valuation report, our advisor relied in part on valuations of commercial real estate properties provided by LaPorte CPAs and Business Advisors, which we refer to herein as the Valuation Expert. To calculate the estimated NAV per share in the Valuation Report, our advisor used a methodology pursuant to the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives in April 2013. The Valuation Expert did not determine the NAV of the Company’s common shares.

The Company is providing the estimated NAV per share to assist broker dealers and stockholders in evaluating the Company and to assist broker dealers in meeting their ongoing customer account statement reporting obligations under the current rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The estimated NAV per share is based on (x) the estimated value of the Company’s assets less the estimated value of the Company’s liabilities divided by (y) the number of outstanding shares of the Company’s Class A, Class S, Class I and Class T common stock, all as of September 30, 2020. The Company intends to determine NAV on a quarterly basis, or otherwise in the sole discretion of the board, which value may be substantially different than the NAV determined as of September 30, 2020.

Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values of the Company’s assets and liabilities are expected to change in the future. Investors should also consider that the Company is in the process of raising capital in its follow-on public offering and as of September 30, 2020, the valuation date, real estate and real estate related assets of the Company consisted of 10 owned properties, a non-controlling limited liability company interest in an affiliate which owns 39 properties and 1,258,406 shares of common stock and OP units of an affiliated real estate investment trust. As the Company continues to raise capital from the sale of shares of common stock in its follow-on public offering and invests in additional real estate properties and real estate investments, its assets and liabilities, and the NAV per share of its common stock, will vary significantly from the values as of September 30, 2020.

Updated selling price of Class A, T, S and I common shares subsequent to recent NAV determination.

Effective December 10, 2020, the selling price of Class A, T, S and I common shares is as follows:

Class A	$11.38
Class T	$10.89
Class S	$10.61
Class I	$10.24

The selling price of the Company’s common shares is equal to net asset value, plus applicable upfront selling commissions and dealer manager fees.